SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 11, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No     x

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CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

                                  FOR IMMEDIATE RELEASE
            CreoScitex Reports US$30 Million Sales Success at Graph Expo 2000

Vancouver, BC CANADA (October 11, 2000) - CreoScitex, a division of Creo Products Inc.
(NASDAQ: CREO; TSE: CRE), recorded more than US$30 million in orders and letters of intent for the sale of products and services during the four-day-long Graph Expo 2000 held in
Chicago last month. "Graph Expo was a resounding success," said Mark Dance, President,
CreoScitex. "We presented our integrated product line and a progressive strategy for our workflow and output products. We´re clearly demonstrating the value of the April 2000 creation of CreoScitex."

One of the largest orders was for a US$4 million computer to plate installation at a U.S.
carton manufacturer.  The CTP deal is the largest in the history of the packaging market, a sector of which only 5% has adopted CTP so far.

CreoScitex had tremendous visibility at Graph Expo and was selected as a "Must See 'Em" by the Executive Outlook Conference Must See Em's Selection Committee for best overall booth presentation and for the first public demonstration of the revolutionary SP™ Plateless
Digital Printing Technology. Large crowds viewed the technology that eliminates the need for lithographic plates on an offset press and reduces on-press make ready time.  Three to four jobs an hour were imaged and printed before crowds throughout Graph Expo.

CreoScitex announced many new products including the Lotem™ 800 Quantum platesetter, combining the speed and automation of the Lotem with SQUAREspot™ imaging and the
Trendsetter Spectrum™ proofing capabilities.

Speed increases of up to 50% were also demonstrated on the Trendsetter and Lotem platesetter families.  Lotem platesetters are being enhanced with several new optional

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features including Dual Loading Cassette and Multi-Cassette Unit, Spectrum proofing for integrated digital halftone proofing, and FM and High Definition Printing screening.
Another feature added to the Lotem family is automatic temperature compensation, which allows consistent imaging at different ambient temperatures.  These products are planned for release starting next month.

CreoScitex announced exciting new additions to the workflow product line including Brisque™
Extreme Version 4.0, Brisque Pack, Brisque6, and Brisque Open Digital Front End, as well as
Prinergy™ Version 2.0, the advanced Workflow Management Solution and end-to-end CT/vector
PDF workflow, including Prinergy Connect, Prinergy InSite, Prinergy Direct and Prinergy
Powerpack.

CreoScitex also unveiled its integrated workflow strategy with the release of a new product, CreoScitex Production Manager (CSPM), planned for next year.  CSPM will allow users to link the strengths of the Brisque Digital Front End and the Prinergy Workflow
Management Solution, both which will continue to be developed.  CSPM will be based on
Prinergy technology and will include management capabilities developed specifically to meet the needs of Brisque users.

New CreoScitex technology, products and enhanced product models are described in more detail at www.creoscitex.com.

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About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software.  CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products
Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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CreoScitex
Mark Sullivan
Tel: +1-781-275-5150
Fax: +1-781-275-3430
Email: mark_sullivan@creoscitex.com